UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No.     )*

                          Grupo Supervielle S.A.

(Name of Issuer)

                          Group Supervielle S.A.

(Translation of Issuer’s Name into English)

Class B shares of Common Stock, par value Pesos 1.00 per share

American Depositary Shares, each representing five Class B shares of Common Stock, par value Pesos 1.00 per share**

(Title of Class of Securities)

                          40054A108***

(CUSIP Number)

                          December 31, 2016

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☐	Rule 13d-1(c)
☒	Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

** On May 18, 2016, Grupo Supervielle S.A. registered American Depositary Shares (“ADSs”) (each representing five Class B shares of common stock of Grupo Supervielle S.A.) under Section 12(b) of the Act.

*** CUSIP assigned to the ADSs, which are listed on the New York Stock Exchange.

CUSIP No. 40054A108		13G	Page 2 of 6
1	NAMES OF REPORTING PERSONS Julio Patricio Supervielle
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Republic of Argentina
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 68,973,030
	6	SHARED VOTING POWER -0-
	7	SOLE DISPOSITIVE POWER 68,973,030
	8	SHARED DISPOSITIVE POWER -0-
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 68,973,030
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 29.1%
12	TYPE OF REPORTING PERSON IN

CUSIP No: 40054A108

Item 1	(a). Name of Issuer: Grupo Supervielle S.A.

Item 1	(b). Address of Issuer’s Principal Executive Offices: Bartolomé Mitre 434, 5th Floor, C1036AAH, City of Buenos Aires, Argentina.

Item 2	(a). Name of Person Filing: Julio Patricio Supervielle.

Item 2	(b). Address of Principal Business Office or, if none, Residence: Republic of Argentina.

Item 2	(c). Citizenship: Republic of Argentina.

Item 2

(d). Title of Class of Securities:

(i) Class B shares of common stock of Grupo Supervielle S.A. (“Class B Shares”), par value Pesos 1.00 per share; and

(ii) American Depositary Shares (“ADSs”), each representing five Class B Shares.

Item 2	(e). CUSIP Number: 40054A108 (ADSs)

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a(n):
	(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).
	(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).
	(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).
	(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).
	(e)	☐	Investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);
	(f)	☐	Employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);
	(g)	☐	Parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);
	(h)	☐	Savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
	(i)	☐	Church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
	(j)	☐	A non-U.S. institution in accordance with § 240.13d–1(b)(1)(ii)(J);
	(k)	☐	Group, in accordance with Rule 13d–1(b)(1)(ii)(K). If filing as a non-U.S. institution in accordance with § 240.13d–1(b)(1)(ii)(J), please specify the type of institution:____________________________
Item 4. Ownership.
All calculations of percentage ownership herein are based on a total of 237,039,427 Class B Shares issued and outstanding as of December 31, 2016.

(a) AMOUNT BENEFICIALLY OWNED: 68,973,030 Class B Shares, consisting of 68,660,530 Class B Shares and 62,500 ADSs (representing 312,500 Class B Shares).

(b) PERCENT OF CLASS: 29.1%

(c) NUMBER OF SHARES AS TO WHICH SUCH PERSON HAS:

(i) SOLE POWER TO VOTE OR TO DIRECT THE VOTE, 68,973,030.

(ii) SHARED POWER TO VOTE OR TO DIRECT THE VOTE, -0-.

(iii) SOLE POWER TO DISPOSE OR TO DIRECT THE DISPOSITION OF, 68,973,030.

(iv) SHARED POWER TO DISPOSE OR TO DIRECT THE DISPOSITION OF, -0-.

Item 5. Ownership of Five Percent or Less of a Class.
If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☐

Item 6. Ownership of More than Five Percent on Behalf of Another Person.
Not Applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.
Not Applicable.

Item 8. Identification and Classification of Members of the Group.
Not Applicable.

Item 9. Notice of Dissolution of Group.
Not Applicable.

Item 10. Certifications.
Not Applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 14, 2017.

By:	/s/ Julio Patricio Supervielle
Name: Julio Patricio Supervielle